TERYL RESOURCES CORP.

December 12, 2007

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	Teryl Resources Corp. (the “Company”)
Form 20-F
Filed October 22, 2007
File No. 000-31076

Dear Mr. Schwall:

This letter responds to your letter dated November 30, 2007, commenting on the Company’s financial statements and related disclosures contained in its Form 20-F registration statement and annual report for the fiscal year ended May 31, 2007. We enclose one copy of the revised Form 20-F marked to show revisions to the previous version, being our 20-F/A filed on October 22, 2007. Please note that Amendment No. 2, (herein referred to as “20-F/A”) as filed on EDGAR, incorporates the most recent revisions so that “blacklined” changes, which appear in the paper copy attached hereto, have been accepted, and the filed Amendment No. 2 is a clean copy. The item numbers in this response correspond to the numbered comments in your letter of November 30, 2007; the page references to the 20-F are to the page numbers in the amended 20-F filed on October 22, 2007, except where otherwise noted. We have made every effort to thoroughly respond to your comments

Form 20-F filed October 22, 2007

General

1. We have made appropriate corresponding changes to all disclosure to which a comment relates. Where parallel information appears in more than one place in the document, we have provided, in the following sections of this response letter, page references to all responsive disclosures.

Risk Factors

2. We have thoroughly reviewed and revised our captions in Item 3.D. Risk Factors, beginning on page 11 of our 20-F/A, to discuss the risk described in the text as well as the facts giving rise to the risk.

240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

December 12, 2007

3. We have thoroughly revised our Risk Factors section, Item 3.D., beginning on page 11 of our 20-F/A, by eliminating mitigating language which qualifies the risk we describe. Due to the extent of the revisions, we have replaced the Risk Factors section in its entirety.

4. We have removed the duplicate risk factor entitled "U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers" on page 13.

5. We have added a risk factor associated with the seasonality of our business on page 14 of our 20-F/A, as it relates to our disclosure of the seasonality associated with our mining activities found on page 20 of our 20-F/A in Item 4.B.

Conflicts of Interest, page 12.

6. We have revised our disclosure in our risk factors to discuss in more specific terms the relationships that may result in conflicts of interest (see page 11 of our 20-F/A). We have also synchronized this amended disclosure in Item 6.A and Item 7.B, on pages 52 and 58, respectively, of our 20-F/A to clarify the association of our directors and officers with companies that share our office space and staff.

Information on the Company, page 17.

Description of the Markets in Which the Company competes, page 21.

7. We have amended the language in this section, Item 4.B. at page 20 of our 20-F/A, to indicate that the Company does not have a market in which it competes, as it operates in an extractive industry, and cross referenced this to our risk factors at page 12 of our 20-F/A.

Organization Structure, page 23.

8. We have amended our disclosure in the first paragraph of Item 4.C. – Organizational Structure on page 21 of our 20-F/A to clarify our association with Teryl Inc. We also expanded our disclosure at Item 10.I., Subsidiary Information on page 71 of the 20-F/A to synchronize this additional disclosure.

Gil Property, page 23.

Exploration and Development during the past 3 years, page 27.

9. No expenditures were made on the Gil property during the May, 2007 year-end because, Kinross Gold USA Inc., as the operator of the claim, determines whether exploration work will occur from year to year. No work was done on the property during 2007 as Kinross, did not provide a budget and work program for 2007. Further cash calls are expected in the 2008 year pending receipt of the 2008 budget report from Kinross which we expect to receive soon.

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

December 12, 2007

10. Based on the above in paragraph 9., we have amended our disclosure to explain why we did not conduct studies or work beyond the 2005 fiscal year. The disclosure of the status of such studies or work is contained in the 20-F/A on pages 25 and 27.

Operating and Financial Review and Prospects, page 46

Overview, page 46.

11. We have amended our disclosure, on page 44 of our 20-F/A, to make clear that the revenues generated from our oil and natural gas participations are minimal. Additionally, we have amended our risk factors (page 14 of our 20-F/A) to reflect this clarification.

Operating Results, page 47.

12. We have revised our Operating Results to provide a more thorough description of changes to our operations so a reader can understand the reasons for any material change. Additionally, when we have attributed a change to more than one factor, we have quantified the contributions of each factor. Specifically, we have discussed the reasons for the increase in net loss for 2007 against 2006. Refer to page 45 of our 20-F/A.

13. We have revised our disclosure to ensure that the comparison of results consistently addresses the same type of results from year to year as well as all the material results.

Liquidity and Capital Resources, page 48.

14. We have expanded our disclosure to explain the reasons for believing our statement, "We anticipate that our cash requirements for the fiscal year ending May 3 1, 2008 will remain consistent with those for the fiscal year ended May 31, 2007", and we have also added disclosure regarding our material plans for spending cash in the upcoming fiscal year, to the extent presently known.

Directors and Senior Management, page 52.

15. We have added additional disclosure to provide for the percentage of time Mr. John Robertson and Monique van Oord devote to our business. Refer also to paragraph 6 above, and paragraphs 16 and 17 below.

16. We have amended our disclosure in Mr. John Robertson’s biographical sketch to specify when he became associated with the private companies listed in biographical sketch, as well as modifying the biographical sketch to correct information which was inadvertently excluded.

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

December 12, 2007

Related Party Transactions, page 58.

17. We have clarified our disclosure regarding the shared office space and staffing with other related companies. We have also expanded our disclosure to indicate how Mr. Robertson’s allocation of time between the business of Teryl Resources and the other public companies which share office space and resources with Teryl Resources.

Documents on Display, page 70.

18. We have revised our 20-F/A to show the correct street address of the SEC’s public reference room.

Quantitative and Qualitative Disclosures about Market Risk, page 71.

19. The information required by Item 11 of Form 20-F is not applicable to Teryl Resources because the Company is a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

Item 15. Controls and Procedures, page 72

20. We have amended the 20-F with additional disclosure to indicate that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

21. We have revised our disclosure regarding changes in internal control over financial reporting to identify ''any changes," not just "significant" changes that have materially affected or are reasonably likely to materially affect our internal controls and procedures over financial reporting.

Item 16C. Principal Accountant Fees and Services, page 74.

22. We have revised our disclosure to describe the nature of the services comprising the fees disclosed under audit-related fees, tax fees, and all other fees.

23. We have revised our disclosure to include the audit committee’s pre-approval policies and procedures.

24. We have revised our disclosure to include the percentage of services described in each of paragraphs (b) through (d) of Item 16C that were approved by the audit committee.

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

December 12, 2007

Note 14. Differences Between Canadian and United States Generally Accepted Accounting Principles

25. We have revised our disclosure to provide a clear correlation of the individual US GAAP adjustments to the related notes to such adjustments. Please refer to Note 14 to the amended audited consolidated financial statements for the year ended May 31, 2007.

26. An inadvertent error was made in the presentation of the tables in Note 14. There should be no GAAP differences between Canadian and US GAAP for the oil and gas well interests. Therefore, the presentation of the tables in Note 14 has been revised. Please refer to the amended consolidated financial statements for the year ended May 31, 2007.

27. We have amended our disclosure to include the related US GAAP adjustment in our US GAAP cash flow presentation relating to mineral property exploration costs. Please refer to Note 14 to the amended consolidated financial statements for the year ended May 31, 2007.

Exhibits 12.1 and 12.2

28. We amended our disclosure by removing the reference to the certifying individual’s title in each of Exhibits 12.1 and 12.2.

Mining Engineering Comments

General

29. We have noted your comments with regard to the measures of reserves set forth in Industry Guide 7 and Section 4-10(a) of Regulation S-X, which are referred to on our website. We will review this disclosure and, going forward, endeavour to make changes which are compliant with both US and Canadian disclosure.

In addition, upon review of our 20-F disclosure of our mineral properties as triggered by your letter, we have made changes throughout the report for each mineral property to comply with the SEC’s Industry Guide relating the mineral property descriptions.

In the meantime, we have added the following cautionary language to our website:

“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves”, ''resources", "geologic resources”, “proven”, “probable”, “measured”, “indicated”, and "'inferred", that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20 - F, File No. 000-310076. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

December 12, 2007

Gil Mineral Claims, West Ridge Claims, and Fish Creek Claims, page 19.

30. We have amended our disclosure to remove references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside our properties. This amended disclosure focuses solely on our properties that we have the right to explore or mine.

Gold Hill Claims, page 20.

31. We have revised our disclosure to comply with the guidance set out in your letter when reporting the results of sampling and chemical analysis, assisting us in preparing meaningful disclosure about mineralization of existing or potential economic significance on our property.

Mineral Resources and Mineral Reserve Estimates, page 30.

32. We have amended our disclosure by removing the reference of a drill indicated resource and the related estimates from this section.

Closing Comments

As requested, the following is a statement from the Company acknowledging the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 20-F and all amendments thereto;

  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In addition to filing this letter, we are concurrently filing a 20-F/A Amendment No. 2, and will provide you with a blacklined copy of the amendment to expedite your review.

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

December 12, 2007

I would appreciate it if you would please contact our legal assistant, Suzanne Gradl at 604-448-8834 if you have any questions.

Very truly yours,

TERYL RESOURCES CORP.

John Robertson

/s/ John Robertson

President

cc:	J. Cannarella, SEC
M. Wojciechowski, SEC
G. Schuler, SEC
C. Moncada-Terry

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409